EXCHANGE AGREEMENT

This Exchange Agreement (the “Agreement”) is made as of this 5th day of October, 2009 by and among White Sand Investor Group, L.P., a Delaware limited partnership (“White Sand”), and Broad Hollow LLC, a Delaware limited liability company (“Broad Hollow”).

RECITALS

WHEREAS, each of White Sand and Broad Hollow owns certain securities of Highbury Financial Inc. (“Highbury”);

WHEREAS, White Sand owns 150,000 warrants of Highbury (each a “Warrant” and, collectively, the “Warrants”), each to purchase one share of common stock, par value $0.0001 per share, of Highbury (“Common Stock”);

WHEREAS, Broad Hollow owns 150,000 shares of Common Stock (the “Exchange Shares”);

WHEREAS, pursuant to the terms of this Agreement, White Sand wishes to exchange the Warrants and $750,000 (the “Cash Consideration”) for the Exchange Shares, upon the terms and conditions set forth in this Agreement (the “Exchange”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises and of the mutual agreements hereinafter contained, the parties hereto hereby agree as follows:

ARTICLE I

EXCHANGE

Section 1.01.Exchange of Warrants for Common Stock. On the terms and subject to the conditions of this Agreement, at the Closing (i) Broad Hollow hereby agrees to convey, transfer, assign and deliver to White Sand the Exchange Shares and (ii) White Sand hereby agrees to accept such Exchange Shares and to convey, transfer, assign and deliver the Warrants and the Cash Consideration to Broad Hollow. At the Closing (i) White Sand shall deliver to Broad Hollow an assignment duly executed by White Sand representing the Warrants and (ii) Broad Hollow shall deliver to White Sand an assignment duly executed by Broad Hollow representing the Exchange Shares, as provided for in this Section 1.01.

Section 1.02.   Closing. The closing of the Exchange (the “Closing”) shall take place on the date hereof (the “Closing Date”) at the offices of Broad Hollow, 535 Madison Avenue, 19th Floor, New York, New York 10022. To consummate the Exchange, at the Closing: (a) White Sand shall (i) transmit to Continental Stock & Transfer Trust Company (“Continental”), Highbury’s transfer agent, the Warrants through the Depository Trust Company’s Deposit/Withdrawal at Custodian (DWAC) system and (ii) wire an amount equal to the Cash

Consideration in immediately available funds to an account designated by Broad Hollow in accordance with wire transfer instructions provided by Broad Hollow, and (b) immediately upon the receipt of the Warrants by Continental and receipt of the Cash Consideration by Broad Hollow, Broad Hollow shall instruct Continental to transmit the Exchange Shares via DWAC to White Sand.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF

WHITE SAND

White Sand represents and warrants to Broad Hollow as follows:

Section 2.01.   Organization. White Sand is a limited partnership duly formed, validly existing and in good standing under the laws of its jurisdiction of incorporation.

Section 2.02.   Ownership. White Sand is the lawful record owner of the Warrants to be transferred by it hereunder, free and clear of all liens, encumbrances, restrictions and claims of every kind (other than pursuant to applicable securities laws) and has full legal right, power and authority to enter into this Agreement and to assign, exchange, transfer and convey the Warrants pursuant to this Agreement.

Section 2.03.   Authority. White Sand has full legal right, power and authority to enter into and perform this Agreement, and the execution and delivery of this Agreement by it, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary requisite action (limited partnership or otherwise). No consent, waiver or authorization of, or filing with any other person, including any individual, partnership (limited or general), corporation, limited liability company, limited liability partnership, association, trust, joint venture, unincorporated organization or other entity (each a “Person”) (including without limitation, any federal or state governmental authority or other political authority (collectively, “Governmental Authority”)) is required to be obtained or made by White Sand in connection with any of the foregoing or with the validity or enforceability against White Sand of this Agreement. This Agreement has been duly executed and delivered by White Sand and constitutes the legal, valid and binding agreement of White Sand, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and subject to general principles of equity.

Section 2.04.   No Conflict. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not, with or without the passage of time or the giving of notice or both, (i) conflict with any provision of White Sand’s Certificate of Limited Partnership or limited partnership agreement or other similar organizational documents, (ii) conflict with or violate any applicable law, statute, treaty, rule, regulation, arbitration award, judgment, decree, order or other determination of any Governmental Authority (collectively, “Requirement of Law”) applicable to White Sand or any mortgage, security, lease, franchise, agreement, guaranty, instrument or undertaking (collectively, “Contractual Obligation”) of White Sand or (ii) result in, or require, the creation or imposition of any lien, charge or other encumbrance on any of the properties or revenues of White Sand pursuant to any Requirement of Law or Contractual Obligation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BROAD HOLLOW

Broad Hollow represents and warrants to White Sand as follows:

Section 3.01.   Organization. Broad Hollow is a limited liability company duly formed, validly existing and in good standing under the laws of its jurisdiction of incorporation.

Section 3.02.   Ownership. Broad Hollow is the lawful record owner of the Exchange Shares to be transferred by it hereunder, free and clear of all liens, encumbrances, restrictions and claims of every kind (other than pursuant to applicable securities laws) and has full legal right, power and authority to enter into this Agreement and to assign, exchange, transfer and convey the Exchange Shares pursuant to this Agreement.

Section 3.03.   Authority. Broad Hollow has full legal right, power and authority to enter into and perform this Agreement, and the execution and delivery of this Agreement by it, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary requisite action (limited liability company or otherwise). No consent, waiver or authorization of, or filing with any other Person (including without limitation, any Governmental Authority) is required to be obtained or made by Broad Hollow in connection with any of the foregoing or with the validity or enforceability against Broad Hollow of this Agreement. This Agreement has been duly executed and delivered by Broad Hollow and constitutes the legal, valid and binding agreement of Broad Hollow, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and subject to general principles of equity.

Section 3.04.   No Conflict. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not, with or without the passage of time or the giving of notice or both, (i) conflict with any provision of Broad Hollow’s Certificate of Formation or limited liability company agreement or other similar organizational documents, (ii) conflict with or violate any Requirement of Law applicable to Broad Hollow or any Contractual Obligation of Broad Hollow or (ii) result in, or require, the creation or imposition of any lien, charge or other encumbrance on any of the properties or revenues of Broad Hollow pursuant to any Requirement of Law or Contractual Obligation.

ARTICLE IV

MISCELLANEOUS

Section 4.01.   Notices. All notices, requests, demands and other communications under this Agreement must be in writing and will be deemed duly given, unless otherwise expressly indicated to the contrary in this Agreement, (i) when personally delivered, (ii) upon receipt of a telephonic facsimile transmission with a confirmed telephonic transmission answer back, (iii) three (3) business days after having been deposited in the United States mail, certified or registered, return receipt requested, postage prepaid, or (iv) one (1) business day after having been dispatched by a nationally recognized overnight courier service, addressed to the parties or their permitted assigns at the following addresses:

if to Broad Hollow:

Broad Hollow LLC

535 Madison Avenue, 19th Floor

New York, NY 10022

Attention: R. Bruce Cameron

Facsimile: 212-207-1003

if to White Sand:

White Sand Investor Group, L.P.

339 Collingwood

San Francisco, CA 94114

Attention: Elliott Donnelley

Facsimile: 415-840-0417

or at such other address as a party may furnish in writing to each other party.

Section 4.02.   Expenses. Each of Broad Hollow and White Sand agrees to pay the expenses incurred by it in connection with the negotiation, preparation, execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, including without limitation, fees and expenses of counsel to each party.

Section 4.03.   Further Assurances. Each of Broad Hollow and White Sand shall, from time to time after the Closing at the request of the other party, without further consideration, execute and deliver further instruments of transfer and assignment and other documents and take such other action as such party may reasonably request to more effectively transfer and assign to, and vest in (i) Broad Hollow the Warrants and (ii) White Sand the Exchange Shares, and all rights thereto, and to otherwise fully implement the provisions of this Agreement.

Section 4.04.   Survival. All warranties, representations, and covenants made herein or in any other instrument delivered by the parties hereto or on their behalf under this Agreement shall be considered to have been relied upon and shall survive the delivery of the Warrants and Exchange Shares and payment therefor, regardless of any investigation made by any such party or on its behalf.

Section 4.05.   Amendments, Modifications and Waivers. Any covenant, agreement, provision or condition of this Agreement may be amended or modified, or compliance therewith may be waived (either generally or in any particular instance and either retroactively or prospectively), by (and only by) an instrument in writing signed by Broad Hollow and White Sand.

Section 4.06.   Successors and Assigns. This Agreement shall be so binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives,

successors and assigns. Neither Broad Hollow nor White Sand may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other.

Section 4.07.   Severability. Should any part of this Agreement for any reason be declared invalid, such decision shall not affect the validity of any remaining portion which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereto eliminated and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Agreement without included therein any such part or parts which may, for any reason, be hereafter declared invalid.

Section 4.08.   Captions. The descriptive headings of the various Sections or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

Section 4.09.   Entire Agreement. This Agreement constitutes the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements and understandings, written or oral, relating to the subject matter hereof. Without limiting the generality of this Section 4.09 and notwithstanding anything in this Agreement to the contrary, no party is making any representation or warranty whatsoever, oral or written, express or implied, in connection with the transactions contemplated by this Agreement other than those set forth in Articles II and III of this Agreement and no party is relying on any statement, representation or warranty, oral or written, express or implied, made by any other party except for the representations and warranties set forth in Articles II and III of this Agreement.

Section 4.10.   Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflicts of laws. Each of the parties hereby consents to personal jurisdiction, service of process and venue in the federal or state courts sitting in New York City, New York for any claim, suit or proceeding arising under this Agreement to enforce any arbitration award or obtain equitable relief and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such state court or, to the extent permitted by law, in such federal court. To the extent permitted by law, each of the parties hereby irrevocably consents to the service of process in any such action or proceeding by the mailing by certified mail of copies of any service or copies of the summons and complaint and any other process to such party at the address specified in Section 4.01 hereof. The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions.

Section 4.11.   Specific Performance. The rights and remedies of the parties hereto shall be cumulative. The transactions contemplated by this Agreement are unique transactions and any failure on the part of any party to complete the transactions contemplated by this Agreement on the terms of this Agreement will not be fully compensable in damages and the breach or threatened breach of the provisions of this Agreement would cause the other parties hereto irreparable harm. Accordingly, in addition to and not in limitation of any other remedies available to the parties hereto for a breach or threatened breach of this Agreement, the parties shall be entitled to seek specific performance of this Agreement and seek an injunction restraining any such party from such breach or threatened breach.

Section 4.12.   Counterparts. This Agreement may be executed in any number of counterparts and by facsimile or pdf, each of which shall be considered an original, but all of which taken together shall constitute one instrument.

Section 4.13.   Interpretation. No provisions of this Agreement shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority by reason of such party having or being deemed to have drafted or dictated such provision.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BROAD HOLLOW LLC

By:	/s/ R. Bruce Cameron
Name: R. Bruce Cameron
Title: Managing Member

WHITE SAND INVESTOR GROUP, L.P.

By:	/s/ Elliott Donnelley

Name: Elliott Donnelley

Title: President, White Sand Investment Corporation, its General Partner